Exhibit 99.2

AGM

Final Consolidated Voting Map

April 26, 2024

Investor Relations

https://ri.jbs.com.br/en

ri@jbs.com.br

Avenida Marginal Direita do Tietê, n.º 500, Bloco I, 3º Andar, Vila Jaguara

Final Consolidated Voting Map

JBS S.A. - 02.916.265/0001-60

JBS - Ordinary and Extraordinary General Assembly 04/26/2024 10:00 am

1.	To resolve on the financial statements and management’s accounts for the fiscal year ended on December 31, 2023, as per the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,164,019	1,887,400,822	598,435	59,164,762

2.	To resolve on the allocation of the losses of the fiscal year ended on December 31, 2023 as per the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,164,019	1,944,263,067	0	2,900,952

3.	Resolve to set the number of members at five (5) that will compose the Company’s Fiscal Council for the next term of office, in accordance with the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,164,019	1,947,164,019	0	0

4.	Single slate:

Adrian Lima Da Hora / André Alcantara Ocampos

Demetrius Nichele Macei / Marcos Godoy Brogiato

José Paulo da Silva Filho / Sandro Domingues Raffai Orlando

Octávio de Freitas Júnior / Paulo Sérgio Cruz Dortas Matos

Patricia da Silva Barros / Marcos Alberto Pereira Motta

Nomination of all the names that compose the slate.

ON	Approve	Reject	Abstain
1,947,164,019	1,689,982,493	254,320,274	2,861,252

5.	To resolve to set at R$ 269,342,164.59 the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for fiscal year 2024 in accordance with the Management’s Proposal

ON	Approve	Reject	Abstain
1,947,164,019	1,362,515,409	581,751,958	2,896,652

EGM

Final Consolidated Voting Map

April 26, 2024

Investor Relations
https://ri.jbs.com.br/en
ir@jbs.com.br
Avenida Marginal Direita do Tietê, n.º 500, Bloco I, 3º Andar, Vila Jaguara

Final Consolidated Voting Map

JBS S.A. - 02.916.265/0001-60

JBS - Extraordinary General Meeting 04/26/2024 10:00 am

1.	To resolve on the ratification of the election of Ms. Kátia Regina de Abreu Gomes as a member of the Board of Directors, pursuant to article 150 of the Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
1,947,097,219	1,943,935,967	3,161,252	0

2.	To resolve on the ratification of the election of Mr. Paulo Bernardo Silva as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
1,947,097,219	1,937,491,528	9,605,691	0

3.	To resolve on the ratification of the election of Mr. Cledorvino Belini as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
1,947,097,219	1,926,340,553	20,756,666	0

4.	To resolve on the classification of Ms. Kátia Regina de Abreu Gomes as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
1,947,097,219	1,943,935,967	300,000	2,861,252

5.	To resolve on the classification of Mr. Paulo Bernardo Silva as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
1,947,097,219	1,941,692,570	2,543,397	2,861,252

6.	To resolve on the classification of Mr. Cledorvino Belini as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
1,947,097,219	1,940,256,666	3,979,301	2,861,252

7.	To resolve on increasing the number of members of the Companys Board of Directors for the current term until the annual general meeting to be held in 2025, from nine (9) to eleven (11) members.

ON	Approve	Reject	Abstain
1,947,097,219	1,392,523,875	92,912,243	461,661,101

Final Consolidated Voting Map

JBS S.A. - 02.916.265/0001-60

JBS - Extraordinary General Meeting 04/26/2024 10:00 am

8.	If item 7 above is approved, to elect Mr. Joesley Mendonça Batista as an effective member of the Companys Board of Directors.

ON	Approve	Reject	Abstain
1,947,097,219	1,235,337,642	247,237,224	464,522,353

9.	If item 7 above is approved, to elect Mr. Wesley Mendonça Batista as an effective member of the Companys Board of Directors.

ON	Approve	Reject	Abstain
1,947,097,219	1,235,591,976	246,982,890	464,522,353

10.	To resolve on the rectification, in the protocol and justification of the merger of Midtown Participações Ltda. (“Merger”) by the Company, of information related to the properties transferred to the Company within the scope of the Merger and to ratify all other provisions established in said protocol and justification, under the terms of the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,097,219	1,944,235,967	0	2,861,252

11.	To resolve on the amendment of article 10, paragraph 1 of the By-laws to update the minimum notice period for JBS’s General Shareholders Meeting, under the terms of the Management’s Proposal.

ON	Approve	Reject	Abstain
1,947,097,219	1,944,235,967	0	2,861,252

12.	To authorize the Companys Executive Officers to carry out all acts necessary or convenient for the effectuation and implementation of the approved resolutions.

ON	Approve	Reject	Abstain
1,947,097,219	1,944,235,967	0	2,861,252

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